September 9, 2009
William Friar, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Via EDGAR upload

Re:	Univest Corp of Pennsylvania Form 10-K for Fiscal Year Ended December 31, 2008 File No. 0-7617
Dear Mr. Friar:
Thank you for your most recent review and comment letter, dated August 31, 2009, on our Form 10-K for the year ended December 31, 2008 including Schedule 14A. We have reviewed your comments; each is specifically addressed below in response to your numbered comments as presented in your letter. The Registrant recognizes the importance of gaining clear explanation of all aspects of Form 10-K and Schedule 14A reporting. As a result of the detailed clarification herein presented, be assured that these areas will be addressed in a clear and concise manner similar in presentation to these responses for all future Form 10-K and Schedule14A reporting.
Form 10-K for the Fiscal Year ended December 31, 2008
Signatures, Page 95

SEC Comment 1:	Please note that the person serving in the capacity of principal accounting officer must be identified. See Instruction D to Form 10-K.

Response:
The Registrant’s principal accounting officer is Jeffrey M. Schweitzer, Executive Vice President and Chief Financial Officer. In future filings we will clearly designate this as follows on the Signatures Page:

SIGNATURES
Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVEST CORPORATION OF PENNSYLVANIA (Registrant)
By:	/s/ Jeffrey M. Schweitzer
Jeffrey M. Schweitzer
Executive Vice President and Chief Financial Officer (Principal Accounting Officer)

Univest Plaza • 14 N. Main Street • P.O. Box 64197 • Souderton, Pennsylvania 18964-0197 • (215) 721-2400
www.univest-corp.com

William Friar, Senior Financial Analyst
United States Securities and Exchange Commission
September 9, 2009

Schedule 14A
Election of Directors and Alternate Directors, page 2

SEC Comment 2:	In future proxy statements, please explain what are the functions and responsibilities of alternate directors, and how those functions and responsibilities differ from the functions and responsibilities of directors.

Response:	We have noted the staff’s comment and in future filings will explain the functions and responsibilities of alternate directors, and how those functions and responsibilities differ from the functions and responsibilities of directors.
Executive Compensation, page 10

SEC Comment 3:	In future filings please revise to explain in specific terms how your compensation methodology resulted in the actual compensation earned in the prior year, including between cash, stock or other form of payment for each area of compensation. Note that this applies for any level of compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:	We have noted the staff’s comment and in future filings will explain how our compensation methodology resulted in the actual compensation earned in the prior year, including between cash, stock or other form of payment for each area and all levels of compensation as required under Item 402(b)(1)(v) of Regulation S-K.

SEC Comment 4:	It appears that you are using targets to award compensation. In future filings please provide the actual targets and the company’s performance, even if no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulations S-K, please provide a detailed supplemental analysis supporting you conclusion. In particular, you competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:	We have noted the staff’s comment and in future filings will either:
1) provide the actual targets and the company’s performance, even if no compensation was awarded; or
2) provide, upon a conclusion that we believe the disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulations S-K, a detailed supplemental analysis supporting our conclusion, including a competitive harm analysis clearly explaining the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

William Friar, Senior Financial Analyst
United States Securities and Exchange Commission
September 9, 2009

Summary Compensation Table, page 17

SEC Comment 5:	If not otherwise clear, please expand your footnote disclosure to explain the values presented. For example, if some of the prior year compensation relates to compensation two years past, this should be explained with quantification.

Response:	We have expanded the footnote disclosures in the Summary Compensation Table to explain the values presented. These expanded disclosures are underlined in the following.
SUMMARY COMPENSATION TABLE

							Change in
							Pension Value
							and Non-
							qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
William S. Aichele,	2008	$430,000	$-0-	$52,078	$-0-	$112,501	$135,654	$45,062	$775,295
Chairman, President, and CEO	2007	395,000	-0-	105,550	95,183	104,181	245,126	32,134	977,174
of the Corporation and	2006	382,000	-0-	-0-	-0-	-0-	212,424	32,163	626,587
Chairman of the Bank

K. Leon Moyer,	2008	271,300	-0-	22,698	-0-	56,794	191,131	34,578	576,501
Vice Chairman of the	2007	246,000	-0-	52,775	47,592	45,418	203,389	19,938	615,112
Corporation and President	2006	235,000	-0-	-0-	-0-	-0-	204,210	18,446	457,656
and CEO of the Bank

Jeffrey M. Schweitzer, CPA,	2008	200,000	-0-	3,276	-0-	26,163	-0-	18,810	248,249
Executive Vice President and	2007	46,154	-0-	21,110	27,242	6,594	-0-	800	101,900
CFO of the Corporation and	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
of the Bank (k)

Kenneth D. Hochstetler,	2008	166,250	-0-	9,880	-0-	30,465	12,707	23,345	242,647
Senior Executive Vice	2007	150,000	-0-	21,110	27,242	19,782	21,381	12,268	251,783
President of the Corporation;	2006	124,800	-0-	-0-	-0-	-0-	17,351	9,748	151,899
President of Univest Investments; and President of Univest Insurance

Duane J. Brobst,	2008	164,166	-0-	9,230	-0-	21,484	20,183	27,428	242,491
Executive Vice President	2007	140,000	-0-	21,110	27,242	18,463	40,586	27,161	274,562
and Chief Risk Officer of	2006	120,000	-0-	-0-	-0-	-0-	25,339	24,937	144,934
the Corporation and of the Bank

(e)
Represents the fair value of restricted stock granted during 2008, 2007 and 2006, respectively. There were no restricted stock grants in 2006. The 2008 grants were the Corporation’s matches as discussed under “Annual Incentives” to those executive officers who choose to receive a percentage of their 2007 performance based annual incentive bonus in stock instead of cash. The 2007 grants were based on 2007 performance.

(f)
Represents the fair value for all stock options granted during 2008, 2007 and 2006, respectively, in accordance with Statement of Financial Accounting Standards No. 123R (SFAS 123R.) Assumptions used in calculating the SFAS 123R fair value on these stock options are set forth in Note 10 to the Financial Statements included in Univest’s Form 10-K for the year ended December 31, 2008. The 2007 grants were based on 2007 performance; there were no grants during 2008 or 2006.

(g)
Includes cash payments under the Annual Incentive Program paid in 2008, 2007 and 2006, respectively. There were no Annual Incentive Plan payouts for 2006 based on 2006 performance. Amounts for 2008 were based on 2008 performance and amounts for 2007 were based on 2007 performance.

William Friar, Senior Financial Analyst
United States Securities and Exchange Commission
September 9, 2009

(i)
Includes Deferred Salary Savings Plan (401(k)) company matching contributions, life insurance premiums, imputed income on split dollar life insurance plans, car allowance, expense allowance, personal tax preparation services, and country club membership dues.

(k)	Mr. Schweitzer joined Univest in October 2007; amounts in the table for 2007 are not reflective of an entire twelve-month period.
In connection with responding to your comments, I, Jeffrey M. Schweitzer, Executive Vice President and Chief Financial Officer of Univest Corporation of Pennsylvania, (the “Registrant”), acknowledge the following:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please feel free to contact me at 215-721-2458.

Sincerely,
/s/ Jeffrey M. Schweitzer
Jeffrey M. Schweitzer
Executive Vice President and Chief Financial Officer

Cc:	William S. Aichele, Chairman, President and CEO Mary Beth Liddle, Senior Vice President and Controller Jane G. Davis, Esquire, Shumaker Williams P.C. Allen L. Shubin, Partner, KPMG LLP